Mail Stop 6010

August 18, 2006

Mr. Gordon A. Ulsh
President and Chief Executive Officer
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia 30004

> **RE: Exide Technologies**
> **Form 10-K for the fiscal year ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 1-11263**

Dear Mr. Ulsh:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant